EXHIBIT 99.3

CONSENT OF SCOTT HEFFERNAN, M.Sc., P.GEO.

The undersigned hereby consents to the incorporation by reference in the Registration Statement on Form F-10 of Equinox Gold Corp. (the “Company”) (File No. 333-268499) of their name and the information that has been reviewed and approved by them in the Company’s Management’s Discussion and Analysis for the three and six months ended June 30, 2023, dated August 2, 2023, included in the Current Report on Form 6-K of the Company, dated August 2, 2023.

Date: August 2, 2023	/s/ Scott Heffernan
By: Scott Heffernan, M.Sc., P.Geo.